Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

September 7, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on September 7, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

September 7, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES Y/Y 54% INCREASE IN MONTHLY BITCOIN PRODUCTION AND PROVIDES OPERATIONS UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – September 7, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month ended August 31, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Production Highlights for August 2022

•	Mined 67.97 BTC, resulting in total holdings of 176.61 BTC at the end of August valued at approximately $3.54 million based on a BTC price of $20,050 as of August 31, 2022.

•	Ethereum (“ETH”) holdings of 1,000.89 ETH at the end of August valued at approximately $1.56 million based on an ETH price of $1,554 as of August 31, 2022.

•	Total digital asset inventory value, consisting of BTC and ETH, of approximately $5.10 million as of August 31, 2022.

•	To avoid equity dilution for its shareholders, management sold a portion of its BTC production during August to fund its energy costs.

•	The Company remains debt free as of August 31, 2022.

•	In continuing its support of the power needs of the local community, the Company reduced its overall energy consumption during the month of August 2022 with its operation running predominantly at off-peak hours.

Year-Over-Year Monthly Comparison

The Company mined approximately 23.90 more BTC in August 2022, compared to August 2021, representing an increase of approximately 54.2%.

Figure 1. Year-over-year Monthly BTC Production

	Aug-22	Aug-21	MoM Increase
Mined BTC	67.97	44.07	23.90
Approximate BTC value	$20,050	$47,167	($27,117)
Production Value	$1,362,799	$2,078,650	($715,851)

Year-Over-Year YTD Comparison

The Company mined approximately 184.36 more BTC on a year-to-date basis as of August 31 2022, as compared to the same period ended August 31 2021, representing an increase of approximately 47.6%.

Figure 2. Year-over-year YTD BTC Production

	YTD 2022	YTD 2021	YTD Increase
Mined BTC	571.80	387.45	184.36
Approximate BTC value	$20,050	$47,167	($27,117)
Production Value	$11,464,590	$18,274,854	($4,930,758)

Alabama Site Build-Out

Digihost is pleased to announce that during the month of August it received Public Service Commission approval for an economic rider rate discount. This discount, coupled with the lower direct energy costs it has negotiated with Alabama Power, will lead to an overall reduction in Digihost’s operating costs. The Alabama Power agreements provide the Company with very competitive power costs in today’s inflationary environment further reinforcing Digihost’s strategic decision to expand and diversify its operation to Alabama.

The Company continues the development of the facilities build-out and construction work in Alabama on schedule and on budget. Digihost is building out the necessary infrastructure to provide the property with power capacity of 22 MW during the fourth quarter of 2022 and a total of 55 MW by the end of the first quarter of 2023.

Cancellation of Stock Options

The Company also announces that it and certain officers and directors of the Company have agreed to cancel an aggregate of 1,149,998 stock options (options in respect of 166,666 shares formerly exercisable at $2.88 per share, options in respect of 266,666 shares formerly exercisable at $3.75 per share, options in respect of a total of 558,333 shares formerly exercisable at $7.47 per share, and options in respect of 158,333 shares formerly exercisable at $4.20 per share). The cancelled options were voluntarily surrendered by the holders thereof for no consideration.

Grant of Incentive Shares

The Company also plans to make an inducement grant pursuant to a stand-alone award agreement outside the Company’s equity incentive plans as an inducement material to the Company’s vice- president of operations entering into employment with the Company. The inducement grant was approved by the Company’s Board of Directors and consists of the issuance of 19,391 subordinate voting shares of the Company (the “Inducement Shares”) at a deemed price of C$6.54 per Inducement Share. The issuance of the Inducement Shares is subject to regulatory approval, including the TSX Venture Exchange.

Early Warning

The Company announces that Michel Amar, Chief Executive Officer of the Company, has filed an early warning report in respect of his holdings of the Company as a result of an acquisition of shares of the Company. On September 2, 2022, Mr. Amar acquired an aggregate of 55,344 shares of the Company through a series of acquisitions conducted through the facilities of NASDAQ for aggregate total consideration of USD$39,328.55 (the “Series of Acquisitions”).

Immediately prior to the Series of Acquisitions, Mr. Amar owned directly or indirectly 4,803,928 subordinate voting shares of the Company (“SV Shares”) and 3,333 proportionate voting shares of the Company ( “PV Shares”), or approximately 17.16% of the then issued and outstanding SV Shares on an undiluted basis and approximately 19.09% on a partially diluted basis. Following the Series of Acquisitions, Mr. Amar owns directly or indirectly 4,859,272 SV Shares and 3,333 PV Shares, or approximately 17.36% of the issued and outstanding SV Shares on an undiluted basis and approximately 19.28% on a partially diluted basis. Since the filing of Mr. Amar’s previous Early Warning Report on March 1, 2021, the capital of the Company increased and Mr. Amar’s holdings in the securities of the Company have decreased by more than 2% of the issued and outstanding SV Shares as a result of dilution.

Mr. Amar reviews his holdings from time to time and may increase or decrease his position as future circumstances may dictate. This news release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an early warning report dated September 7, 2022. The early warning report has been filed on the System for Electronic Document Analysis and Review (“SEDAR”) under the Company’s issuer profile at https://www.sedar.com.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as production costs in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.